

Clariant Ltd

Rothausstrasse 61
CH-4132 Muttenz 1
Switzerland

RECEIVED
2010 MAY -3 A 10:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop: Room 3628
100 F Street, NE
Washington DC 20549
U.S.A.



10015645

CH-4132 Muttenz 1, 29/04/2010

Investor Relations
Mirjam Grieder Buttler
Tel.: +41 61 469 6766
Fax: +41 61 469 67 67
E-Mail: mirjam.grieder@clariant.com
www.clariant.com

SUPPL

ref. exeption number: 82-34978

Dear Sirs,

we are herewith submitting documents pursuant to the exemption we obtained under Rule 12g3-2 (b).

Please find enclosed following document:
- Ad-hoc Announcement:

Clariant improves profitability and cash flow

- Sales up 16% in local currencies and 13% in CHF on the back of improved demand
- Operating income before exceptional items rose to CHF 183 million compared to CHF –13 million a year ago on higher capacity utilization and lower costs
- Operating income margin before exceptional items reached 10.1%
- Cash flow from operations reached CHF 159 million after CHF 156 million in the first quarter 2009
- Outlook: For the full-year, Clariant expects sales in local currencies to increase in the mid single-digit range and an operating margin before exceptional items above the 2008 level of 6.6%. Cash flow from operations will remain strong.

Yours sincerely,

Clariant Ltd

M. Grieder Buttler

Mirjam Grieder Buttler

dlw 5/3

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Clariant

www.clariant.com

Clariant International Ltd
Rothausstrasse 61
4132 Muttenz 1
Switzerland

RECEIVED
2010 MAY -3 A 10:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Quarterly Results

First Quarter 2010, April 29, 2010

Clariant improves profitability and cash flow

- **Sales up 16% in local currencies and 13% in CHF on the back of improved demand**
- **Operating income before exceptional items rose to CHF 183 million compared to CHF –13 million a year ago on higher capacity utilization and lower costs**
- **Operating income margin before exceptional items reached 10.1%**
- **Cash flow from operations reached CHF 159 million after CHF 156 million in the first quarter 2009**
- **Outlook: For the full-year, Clariant expects sales in local currencies to increase in the mid single-digit range and an operating margin before exceptional items above the 2008 level of 6.6%. Cash flow from operations will remain strong.**

CEO Hariolf Kottmann commented: "We have made good progress in our restructuring efforts and continued to deliver solid results on the back of lower costs, higher capacity utilization and an improved demand due to an economic environment that developed more favorably than expected. Going forward, we expect the economic recovery to remain fragile and raw material costs to further rise heading into the seasonally weaker second half of the year. Consequently, we do not anticipate an operating performance at the same strong level of the first quarter. As we have stated previously, 2009 and 2010 are restructuring years and our goal is to close the performance gap to our peers. Hence we will decisively focus on managing our margins and vigorously continue our restructuring efforts in 2010. Under the current business conditions, the EBIT margin before exceptional items for the full-year is expected to be above the 6.6% achieved in 2008."

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Key Financial Data

First quarter

in CHF million	**2010**	**2009**	**% CHF**	**% LC**
Sales	1'817	1'604	13	16
EBITDA before exceptional items	235	43	447	-
- margin	12.9%	2.7%		
EBIT before exceptional items	183	-13	-	-
- margin	10.1%	-0.8%		
EBIT	74	-68	-	-
Net income / loss	10	-91		
Operating cash flow	159	156		
Number of employees	17'331	17'536*		

*) as of 31st December 2009

Clariant Q1, 2010 Performance

Muttenz, April 29, 2010 – Clariant, a world leader in specialty chemicals, today announced sales of CHF 1.817 billion in the first quarter 2010, compared to CHF 1.604 billion in the previous year, an improvement of 13% in Swiss Francs and 16% in local currency. However, sales were still clearly behind pre-crisis levels.

Sales improved significantly compared to the low base a year ago and also strengthened on a quarter-on-quarter basis. Especially in the business units (BU) Pigments, Additives, Leather and Masterbatches, sales growth was above the average group level. At the regional level, growth in Asia – and particularly in China with local currency sales growth of +65% – outperformed the other regions compared to the first quarter of 2009. Europe and North America showed double-digit sales growth while Latin America remained slightly behind as the region had showed resilience against the downturn in the previous year.

The gross margin improved to 28.7% from 18.9% a year ago. This positive development was a result of mainly three effects. Firstly, 20% higher sales volumes that led to improved capacity utilization rates and therefore significantly lower idle facility costs. Secondly, a favorable business / product mix with higher margin businesses recovering from trough

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levels seen in the previous year. And thirdly, the absence of any material inventory de- or revaluation effects. While sales prices dropped 4%, raw material costs fell 1% compared to the first quarter 2009, resulting in a negative squeeze at the gross margin level. However, sales prices increased from the fourth quarter 2009, as a result of the stringent focus on managing the gross margin by adapting sales prices where appropriate. Clariant will continue to increase sales prices in order to react to higher raw material costs.

Mainly as a result of some project-related one-time costs, SG&A increased to CHF 307 million compared to CHF 281 million during the same period a year ago. In percentage of sales SG&A costs fell to 16.9% from 17.5%.

Resulting from a higher gross margin and the positive impact of the decisive implementation of restructuring measures, the operating income (EBIT) before exceptional items reached CHF 183 million and improved significantly - not only compared to the previous year quarter (CHF -13 million) - but also compared to the third and fourth quarter of 2009. The EBIT margin before exceptional items improved to 10.1% from -0.8% a year ago.

Restructuring and impairment costs amounted to CHF 110 million. The number of job positions was reduced to 17'331 from 17'536 during the quarter. However, despite these restructuring expenses, Clariant reported a net profit of CHF 10 million compared to a net loss of CHF 91 million a year ago based on the favorable development of the operating income.

Cash flow from operations amounted to CHF 159 million and was at about the same level as in the previous year period (CHF 156 million). Contrary to a year ago when the reduction of net working capital was the main driver, cash flow generation in the first quarter this year was mainly driven by the improved operational performance. Net working capital as a percentage of sales was lower at 20.2% and in reach of our below 20% target at the end of 2010.

Clariant continued to strengthen its balance sheet by increasing its cash position to CHF 1,241 million compared to CHF 1,140 million at the end of 2009. Net debt was further reduced to CHF 378 million and the company's gearing – net debt divided by equity – further improved to 20%.

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Outlook

In spite of a better than expected economic environment in the first quarter the global economy will recover only slowly. Based on this scenario and giving reference to the fact that the second half of the year is normally weaker than the first half, Clariant expects mid single digit sales growth compared to 2009. Operating cash flow will remain strong.

As announced previously, 2009 and 2010 are restructuring years. The continuation of the restructuring efforts will result in a further reduction of job positions as well as further site and plant consolidation. Restructuring and impairment costs will amount to CHF 250 – 300 million in 2010.

Clariant will continue to focus on generating cash, reducing costs and reducing complexity, resulting in a positive impact on the operating result. First quarter operating income must not be taken as a basis for the full-year result due to the still fragile economic environment. The EBIT margin before exceptional items is expected to be above the 2008 level of 6.6%.

Clariant confirms its target of an above industry average return on invested capital (ROIC) by the end of 2010.

Business Discussion First Quarter

BU Industrial & Consumer Specialties

in CHF million	2010	2009	% CHF	% LC
Sales	420	380	11	14
EBITDA before exceptional items	76	34	124	131
- margin	18.1%	8.9%		
EBIT before exceptional items	67	24	179	191
- margin	16.0%	6.3%		
EBIT	64	17	276	286

The business unit Industrial & Consumer Specialties reported strong demand in almost all of its business segments, both on a year-on-year and quarter-on-quarter view. While Metal Working experienced above average sales growth due to a recovery in the automotive and engineering industry, Agrochemicals remained at the same low level of the second half of 2009. The de-icing segment had a strong season due to favorable cold and wet weather conditions across Europe.

All regions led by Europe contributed to the good result. In a still difficult North American market, ICS realized some market share gains. Margins continued to improve as a result of rising demand levels and therefore lower idle facility costs and an improved global production capacity management. However, the better demand picture has already led to an acceleration of raw material costs. ICS will adapt sales prices where needed to absorb the rising raw materials bill.

BU Masterbatches

in CHF million	2010	2009	% CHF	% LC
Sales	321	260	23	26
EBITDA before exceptional items	40	15	167	186
- margin	12.5%	5.8%		
EBIT before exceptional items	32	6	433	427
- margin	10.0%	2.3%		
EBIT	32	-4	-	-

In the Masterbatches business unit, the recovery that started in the third quarter of 2009 has been confirmed in the first quarter 2010. Demand remained robust across all markets and regions. Germany surprised to the upside with an unexpectedly strong recovery in automotive applications. In Asia and the Middle East, the business unit was also able to reap the benefits of an uptake in demand across all segments.

Margins were stable sequentially despite rising costs for important raw materials such as polyethylene, polypropylene and certain pigments and additives. By implementing selective sales price increases, Masterbatches will absorb the higher input costs that are expected for the remainder of 2010. In the coming quarters, the business unit will continue to focus on optimizing its cost structure and to deploy its successful business model into growing applications such as masterbatches for medical devices or into the field of liquid masterbatches.

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BU Pigments

in CHF million	2010	2009	% CHF	% LC
Sales	281	240	17	19
EBITDA before exceptional items	54	-5	-	-
- margin	19.2%	-2.1%		
EBIT before exceptional items	45	-14	-	-
- margin	16.0%	-5.8%		
EBIT	40	-25	-	-

In the business unit Pigments, sales grew double-digit year-on-year and low single-digit sequentially as de-stocking has come to an end. Some replenishment of stocks took place in the first quarter. Demand improved in all segments, driven by a recovery in automotive and decorative paints, but also from the upswing in the plastics industry that started some months ago. In Printing, pigments for non-impact printing applications such as laser and ink jet printers experienced strong growth. Sales growth in the emerging markets was strongest. Finally, Europe and North America have stabilized and recovered not only compared to the previous year period, but also compared to the last quarter of 2009.

In spite of cost inflation for some raw materials, Pigments was able to improve its margins by aggressively reducing personnel costs. In addition, capacity utilization improved substantially which in turn led to substantially lower idle facility costs compared to the last few quarters. The business unit will take further measures to optimize its production network in 2010.

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BU Textile Chemicals

in CHF million	2010	2009	% CHF	% LC
Sales	204	180	13	15
EBITDA before exceptional items	15	-3	-	-
- margin	7.4%	-1.7%		
EBIT before exceptional items	9	-9	-	-
- margin	4.4%	-5.0%		
EBIT	-53	-21	-	-

The Textile Chemicals business unit developed according to the trends seen during the second half of 2009. A further stabilization in demand led to a double-digit sales growth compared to the previous year period and flat sales sequentially. Sales growth has been achieved in all regions. Demand in Asia was particularly strong. Business conditions in Europe improved while demand in Latin America and North America remained stable.

As a result of the early and decisive implementation of restructuring measures, Textile Chemicals improved its margins despite rising pressure from raw material costs. The business unit has already started to selectively adapt prices where needed to cope with the higher raw material costs expected in 2010.

BU Oil & Mining Services

in CHF million	2010	2009	% CHF	% LC
Sales	148	156	-5	-5
EBITDA before exceptional items	22	18	22	21
- margin	14.9%	11.5%		
EBIT before exceptional items	21	17	24	23
- margin	14.2%	10.9%		
EBIT	21	16	31	26

Oil & Mining Services had a slow start into 2010. Despite some volume growth, sales were down year-on-year and remained flat sequentially. Demand in the Oil segment started to improve during the quarter. In the Mining segment, demand went up strongly, as industry activity picked up on the back of rising prices for both precious and base metals. The business unit managed to strengthen its market position in Latin America, which is reflected in a double-digit sales growth. On the other hand, sales in the other regions contracted slightly.

Margins were higher as a consequence of the clear focus on profitability, which also led to the lower year-on-year sales numbers. The business unit focused on profitable projects and stepped out of some less profitable or unprofitable contracts during 2009.

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BU Leather Services

in CHF million	2010	2009	% CHF	% LC
Sales	84	51	65	66
EBITDA before exceptional items	11	-8	-	-
- margin	13.1%	-15.7%		
EBIT before exceptional items	10	-9	-	-
- margin	11.9%	-17.6%		
EBIT	14	-10	-	-

Sales growth in the Leather Services business unit was strong in the first quarter as demand improved markedly year-on-year. Leather Services experienced the strongest recovery within the group as the most important end-markets automotive, furniture and shoes bounced back. Asia remained the driver behind the first quarter improvement, but all other regions also contributed to the good result. Most importantly, some of Clariant's key mature markets such as Italy, Central Europe and Eastern Europe stabilized.

Leather Services has massively reduced its cost base over the last few quarters. As a result, margins improved both year-on-year and sequentially. Despite the lean structure achieved, pressure on margins is expected to intensify due to markedly rising raw material costs. Leather Services will therefore focus on managing its margins by increasing sales prices in the coming quarters.

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Performance Chemicals - includes the business units Additives, Detergents & Intermediates, Emulsions and Paper Specialities

in CHF million	2010	2009	% CHF	% LC
Sales	359	337	7	10
EBITDA before exceptional items	52	2	-	-
- margin	14.5%	0.6%		
EBIT before exceptional items	41	-10	-	-
- margin	11.4%	-3.0%		
EBIT	42	-16	-	-

Sales in Performance Chemicals rose double-digit as sales recovered strongly in the Additives business unit. All businesses had a slow start into the year but demand picked up markedly in the second half of the quarter.

Demand in the business unit Additives has been driven by the electronics and the plastics industry, with Asia outperforming the other regions. In Detergents & Intermediates, sales were slightly lower but volumes improved. Led by a robust demand for paper dyes, Paper Specialties reported good sales growth in all of its business lines. Sales in the business unit Emulsion remained stable with no pronounced regional differences.

Margins overall improved as higher volumes led to an improvement in plant utilization and costs have been lowered across all business units. Similar to the other business units, Performance Chemicals faces challenges from rising raw material, energy and logistics costs, however, with a differentiated picture from BU to BU. The business units concerned will implement selective price increases in order to compensate the rising raw material costs.

- end -

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Contacts

Media Relations

Mark Hengel	**Phone:**	+41 61 469 66 53
	E-Mail:	mark.hengel@clariant.com
Arnd Wagner	**Phone:**	+41 61 469 61 58
	E-Mail:	arnd.wagner@clariant.com

Investor Relations

Ulrich Steiner	**Phone:**	+41 61 469 67 45
	E-Mail:	ulrich.steiner@clariant.com

Clariant – Exactly your chemistry.

Clariant is a global leader in the field of specialty chemicals. Strong business relationships, commitment to outstanding service and wide-ranging application know-how make Clariant a preferred partner for its customers.

Clariant, which is represented on five continents with over 100 group companies, employs around 17,500 people. Head-quartered in Muttenz near Basel, Switzerland, it generated sales of CHF 6.6 billion in 2009. Clariant is organized into ten Business Units: Additives; Detergents & Intermediates; Emulsions; Industrial & Consumer Specialties; Leather Services; Masterbatches; Oil & Mining Services; Paper Specialties; Pigments; and Textile Chemicals.

Clariant is committed to sustainable growth, which is derived from its own innovative strength. Clariant's world-class products and services play a key role in its customers' manufacturing processes and add value to their end products. The company's success is based on the know-how of its people and their ability to identify new customer needs at an early stage and to work together with customers to develop innovative, efficient solutions.

www.clariant.com